UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: October 10, 2023
(Date of earliest event reported)

Central Valley Community Bancorp
(Exact name of registrant as specified in its charter)

CA (State or other jurisdiction of incorporation)	000-31977 (Commission File Number)	77-0539125 (IRS Employer Identification Number)

7100 N. Financial Dr., Ste. 101, Fresno, CA (Address of principal executive offices)		93720 (Zip Code)
559-298-1775 (Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, no par value	CVCY	NASDAQ
(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on which Registered)

Not Applicable (Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

    Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

    Emerging growth company ☐

    If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01 - Entry into a Material Definitive Agreement.

On October 10, 2023, Central Valley Community Bancorp, a California corporation (“Central Valley”), entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) with Community West Bancshares, a California corporation (“Community West”), pursuant to which Community West will merge with and into Central Valley in an all stock merger (the “Merger”), with Central Valley as the surviving corporation. Promptly following the completion of the Merger, Community West Bank, N.A. a national banking association chartered by the Office of the Comptroller of the Currency and a wholly owned subsidiary of Community West (“CWB”) will merge with and into Central Valley Community Bank, a California state-chartered bank and a wholly owned subsidiary of Central Valley (“CVCB”), with CVCB as the surviving entity (the “bank merger”) and will continue the commercial banking operations of the combined bank following the bank merger. Effective with the Merger and the bank merger Central Valley and CVCB will be rebranded and change their names to “Community West Bancshares” and “Community West Bank”, respectively. The transaction is intended to qualify as a tax-free reorganization under the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Although there can be no assurances, the Merger is expected to close in the second quarter of 2024. A summary of the material terms of the Merger Agreement follows.

Merger Consideration

Upon consummation of the Merger, each share of Community West common stock, no par value per share (“Community West Common Stock”), outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive 0.79 of a share of Central Valley common stock, no par value (“Central Valley Common Stock”) (the “per share exchange ratio”). Any fractional shares will be paid in cash equal to the product of (i) such fraction, multiplied by the closing price of Central Valley’s Common Stock reported on NASDAQ on the last trading day preceding the closing date.

Based on the closing price of Central Valley’s Common Stock on October 10, 2023, the aggregate merger consideration would be approximately $99.4 million, or $11.15 per share of Community West Common Stock, assuming 8,851,380 shares of Community West Common Stock and 601,503 Community West stock options outstanding.

Community West Options and Shares of Restricted Common Stock

Upon consummation of the Merger, each outstanding and unexercised option (whether or not vested) will cease to represent the right to acquire shares of Community West Common Stock and will instead be assumed by Central Valley and converted automatically into an option to purchase shares of Central Valley Common Stock (“assumed option”). The number of shares of Central Valley Common Stock subject to each assumed option will be equal to the number of shares of Community West Common Stock that would be issuable upon exercise of such assumed option immediately prior to the closing of the Merger multiplied by the per share exchange ratio (subject to adjustment if required to comply with federal tax laws or plan documents), provided that any fractional shares of Central Valley Common Stock resulting from such multiplication will be rounded down to the nearest whole share. The per share exercise price under each assumed option will be adjusted by dividing the per share exercise price of each assumed option by the per share exchange ratio (subject to adjustment if required to comply with federal tax laws or plan documents), provided that such exercise price will be rounded up to the nearest whole cent. Any unvested options will vest on the effective date of the Merger.

Each award of restricted shares (whether or not vested) of Community West Common Stock (the “restricted stock”) that is outstanding as of the closing of the Merger will be converted into the right to receive shares of Central Valley Common Stock. The number of shares of Central Valley Common Stock issued for each share of restricted stock will be equal to the number of shares of Community West Common Stock subject to such award of restricted stock immediately prior to the effective time of the Merger multiplied by the per share exchange ratio, provided that any fractional shares will be paid in cash. Any unvested restricted stock will vest on the effective date of the Merger.

Corporate Governance of the Combined Company

Board of Directors. Prior to the closing of the merger, Central Valley and CVCB will take all action necessary to expand the size of their respective boards of directors to fifteen (15) members and appoint six (6) current members of the Community West and CWB board of directors to the Central Valley and CVCB board of directors, effective upon the closing of the merger. Subject to its fiduciary duty, the Central Valley board of directors also will recommend that these six new members be included as director candidates for election in the Central Valley proxy statement for the 2024 annual meeting of Central Valley shareholders. Three (3) current members of the Central Valley and CVCB board of directors will retire from their positions effective upon the closing of the merger.

Executive Committee. Prior to the closing of the merger, the board of directors of Central Valley will take all action necessary to establish an executive committee of the board of directors effective on the closing of the merger. The executive committee will be initially comprised of five (5) members. The initial members of the executive committee will be Daniel Doyle (current

Chairman of the Board of Central Valley), Robert H. Bartlein, and James W. Lokey (current members of the Community West board of directors), and two (2) other current members of the Central Valley board of directors. James J. Kim, President and Chief Executive Officer of Central Valley and CVCB and Martin E. Plourd, the current President and Chief Executive Officer of Community West and Chief Executive Officer of CWB will serve as the initial advisors to the executive committee.

Executive Management Team. Following the merger, Martin E. Plourd will assume the position of President of Central Valley. James J. Kim will continue as Chief Executive Officer of Central Valley and President and Chief Executive Officer of CVCB.

Employment Agreements

Pursuant to the terms of the Merger Agreement, Central Valley has agreed to enter into an employment agreement with Martin E. Plourd which will become effective on the closing of the Merger. Mr. Plourd will join Central Valley as President of Central Valley.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Central Valley and Community West, which are qualified by the confidential disclosure schedules.

Business Pending the Proposed Transaction

Central Valley and Community West are each required under the Merger Agreement to conduct its respective business in the ordinary and usual course, consistent with past practice, to use reasonable commercial efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and the combined company the goodwill of the customers of CVCB and CWB and others with whom business relations exist.

Conditions to the Merger

Completion of the Merger is subject to certain customary conditions, including (i) approval by Central Valley and Community West shareholders, (ii) regulatory approval, (iii) the absence of any governmental order or law prohibiting the consummation of the Merger, (iv) effectiveness of the Securities and Exchange Commission (“SEC”) registration statement for the Central Valley Common Stock to be issued as consideration in the Merger, and (v) the approval of such shares for listing on the Nasdaq Global Market. The obligation of each party to consummate the Merger is also conditioned upon (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (d) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement.

Termination of the Merger Agreement

Both Central Valley and Community West may mutually agree to terminate the Merger Agreement without further liability to the other. Either party may agree to terminate the Merger Agreement if (i) the Merger is not consummated by June 30, 2024 (the “End Date”) with an automatic extension of up to 90 days to obtain regulatory approval, (ii) the shareholders of Central Valley do not approve the Merger Agreement, (iii) the Community West shareholders do not approve the Merger Agreement or (iv) any governmental entity whose approval is required to consummate the Merger does not approve the Merger. Either party can terminate the Merger Agreement if the board of directors of the other party withdraws or changes its recommendation to its shareholders prior to its respective shareholder meeting held to approve the Merger Agreement. In addition, either party may terminate the Merger Agreement if the other party is in material breach of any of its representations, warranties or agreements set forth in the Merger Agreement that are not cured such that the applicable closing conditions are not satisfied.

Termination Fee

Community West must pay Central Valley a termination fee in the amount of $4 million if the Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Cooperation Agreements

Concurrently with the execution and delivery of the Merger Agreement, each director and certain executive officers of Central Valley, CVCB, Community West and CWB entered into Cooperation Agreements in their capacities as shareholders pursuant to which he or she agreed, among other things, to vote all shares of Central Valley or Community West Common Stock, as applicable, beneficially owned by him or her in favor of adoption and approval of the Merger Agreement and any other matters required to be approved for the consummation of the Merger and transactions contemplated by the Merger Agreement at their respective shareholders meeting held to approve the Merger. These shareholders also agreed to certain restrictions on their ability to transfer their shares of Central Valley and Community West Common Stock.

In addition to the foregoing, the directors and certain executive officers of Community West and Central Valley agreed for a period of two (2) years after the effective time of the Merger, to refrain (without written consent) from soliciting or aiding in the solicitation of any existing customer or prospective customer for financial services who is an existing customer of Central Valley, CVCB, Community West or CWB prior to the effective time of the Merger or terminate such person’s relationships with, or to take any action that would be disadvantageous to, Central Valley or CVCB.

The foregoing description of the forms of Cooperation Agreements are qualified in their entirety by reference to the full text of the forms of such agreements, copies of which are attached as Exhibits A-1, A-2, B-1 and B-2 to Merger Agreement and are incorporated by reference herein.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In addition, such representations and warranties (i) will not survive consummation of the Merger, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of fraud or willful or intentional breach of the provisions of the Merger Agreement and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Central Valley or Community West or their respective businesses.

Item 7.01 - Regulation FD Disclosure

Central Valley is filing an investor presentation, which provides supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors and discusses certain elements of the Merger, which it intends to post on the investor relations portion of its website, which is located at www.cvcb.com. The slides are included as Exhibit 99.1 to this report.

Item 8.01 - Other Events.

Joint Press Release

On October 10, 2023, Central Valley and Community West issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K. For additional information about the Merger, see Item 1.01 of this Current Report on Form 8-K.

The information in Exhibits 99.1 and Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits
2.1     Agreement and Plan of Reorganization and Merger, dated as of October 10, 2023, by and among Central
Valley Community Bancorp and Community West Bancshares*
99.1     Investor Presentation dated October 10, 2023
99.2     Press release, dated October 10, 2023

*Confidential disclosure schedules omitted. The Registrant undertakes to furnish copies of any omitted schedules to the SEC upon request.

Forward-Looking Statements

This press release contains certain forward-looking information about Central Valley, Community West, and the combined company after the close of the merger and is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of Central Valley, Community West and the combined company. Central Valley and Community West caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by Central Valley and Community West with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to the ability to complete the merger; government approval may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; approval by the shareholders of Central Valley and Community West may not be obtained; the successful integration of Community West, or achieving expected beneficial synergies and/or operating efficiencies, in each case might not be obtained within expected time-frames or at all; the possibility that personnel changes/retention will not proceed as planned; and other risk factors described in documents filed by Central Valley and Community West with the SEC. All forward-looking statements included in this press release are based on information available at the time of the communication. Pro forma, projected and estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

Additional Information about the Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders are urged to carefully review and consider each of Central Valley and Community West public filings with the Securities Exchange Commission (“SEC”), including but not limited to their respective Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Central Valley’s documents filed with the SEC may be obtained free of charge at Central Valley’s website at www.cvcb.com or at the SEC’s website at www.sec.gov. Central Valley’s documents may also be obtained free of charge from Central Valley by requesting them in writing to Central Valley Community Bancorp, 7100 N. Financial Drive, Suite 101, Fresno, California 93720; Attention: Corporate Secretary, or by telephone at (559) 298-1775. Community West documents filed with the SEC may be obtained free of charge at Community West’s website at www.communitywestbank.com or at the SEC’s website at www.sec.gov. Community West documents may also be obtained free of charge from Community West by requesting them in writing to Community West Bancshares, 445 Pine Avenue, Goleta, California 93117, or by telephone at (805) 692-5821; Attention Corporate Secretary.

Central Valley intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement /prospectus which will be distributed to the shareholders of Central Valley and Community West in connection with their vote on the merger. Before making any voting or investment decision, investors and security holders of Central Valley and Community West are urged to carefully read the entire joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the joint proxy statement/prospectus free of charge from the SEC’s website or from Central Valley or Community West by writing to the address provided in the paragraph above.

The directors, executive officers and certain other members of management and employees at Central Valley and Community West may be deemed participants in the solicitation of proxies in favor of the merger from their respective shareholders. Information about the directors and executive officers of Central Valley is included in the proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023. Information about the directors and executive officers of Community West is included in the proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	October 10, 2023	CENTRAL VALLEY COMMUNITY BANCORP By: /s/ James J. Kim James J. Kim President and Chief Executive Officer

Exhibit Index
Exhibit No.	Description
2.1	Agreement and Plan of Reorganization and Merger by and among Central Valley Community Bancorp and Community West Bancshares
99.1	Investor Presentation
99.2	Press release